2401 4th Avenue Suite 1050

Seattle, Washington 98121

July 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Suzanne Hayes

Re:	Aptevo Therapeutics Inc.
Registration Statement on Form 10
Filed April 15, 2016
File No. 001-37746

Dear Ms. Hayes:

Reference is made to the Registration Statement on Form 10 (File No. 001-37746) (as amended to date, the “Registration Statement”), filed by Aptevo Therapeutics Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on April 15, 2016.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 12:00 p.m., Eastern time, on July 15, 2016 or as soon as practicable thereafter, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff of the Commission (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this request, please contact please contact Eric M. Burt, Vice President and Associate General Counsel, Emergent BioSolutions Inc., at (240) 631-3241. In addition, please contact Mr. Burt when this request for acceleration has been granted.

By:	/s/ Robert G. Kramer
Robert G. Kramer
President

cc:	Bonnie Baynes, Staff Accountant
James Rosenberg, SACA
Josh Samples, Staff Attorney